YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2025

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 23, 2025.

VOTE BY INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend:
https://www.cstproxy.com/smx/am2025

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares

MOBILE VOTING –
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$0.0000000000321817946 per share, of SMX (Security Matters) Public Limited Company (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders of the Company to be held on November 24, 2025, at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment(s) or postponement(s) thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders dated October 28, 2025, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)

2025

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting to be held on November 24, 2025.

To view the Proxy Statement and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/smx/am2025

Please mark your votes like this **X**

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY ANNUAL GENERAL MEETING

A. PROPOSALS - The Board of Directors recommends a vote FOR each of the Proposals.

1. **Appointment of Director** — To re-elect Haggai Alon as a Director for a three-yer term, who retires by rotation in accordance with Regulation 160 of the constitution of the Company and, being eligible, offers herself for re-election. FOR ☐ AGAINST ☐ ABSTAIN ☐

2. **Appointment of Director** — To re-elect Ophir Sternberg as a Director for a three-yer term, who retires by rotation in accordance with Regulation 160 of the constitution of the Company and, being eligible, offers himself for re-election. FOR ☐ AGAINST ☐ ABSTAIN ☐

3. **Appointment of Auditor** — To re-appoint BDO Israel as statutory auditor of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐

4. **Remuneration of Auditor** — To approve and ratify the remuneration of the statutory auditors fixed by the Directors for the year ending 31 December 2025. FOR ☐ AGAINST ☐ ABSTAIN ☐

5. **New Deferred Ordinary Shares Cancellation Proposal** — To approve the cancellation of 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each, and to diminish the authorized share capital accordingly. FOR ☐ AGAINST ☐ ABSTAIN ☐

6. **Authority to Allot Shares** — To authorize the Directors to allot and issue shares up to the authorized but unissued share capital following the New Deferred Ordinary Shares Cancellation, valid until 21 November 2030. FOR ☐ AGAINST ☐ ABSTAIN ☐

7. **Disapplication of Pre-emption Rights** — Conditional on Resolution 6, as a special resolution, to empower the Directors to issue shares for cash without applying statutory pre-emption rights, valid until 21 November 2030. FOR ☐ AGAINST ☐ ABSTAIN ☐

8. **Constitutional Amendment — Removing References to New Deferred Ordinary Shares** — To amend the Constitution to remove all references to New Deferred Ordinary Shares and update relevant clauses and articles accordingly. FOR ☐ AGAINST ☐ ABSTAIN ☐

9. **Constitutional Amendment – Authorising Directors to Subdivide the Company's Shares** — To insert a new article authorizing the Directors to subdivide any class of the Company's shares as they see fit. FOR ☐ AGAINST ☐ ABSTAIN ☐

10. **Constitutional Amendment — Authorising Directors to Increase the Nominal Value of the Company's Shares** — To insert a new article authorizing the Directors to increase the nominal value of the Company's shares by adding undenominated capital. FOR ☐ AGAINST ☐ ABSTAIN ☐

11. **Constitutional Amendment** — To insert a new article authorizing the Directors to reduce the nominal value of the Company's shares by crediting the deduction to undenominated capital. FOR ☐ AGAINST ☐ ABSTAIN ☐

12. **Constitutional Amendment** — To insert a new article authorizing the Directors to convert undenominated capital into shares for allotment as bonus shares. FOR ☐ AGAINST ☐ ABSTAIN ☐

13. **Constitutional Amendment** — To insert a new article authorizing the Directors to increase the share capital of the Company by new shares as they see fit. FOR ☐ AGAINST ☐ ABSTAIN ☐

14. **Constitutional Amendment** — To insert a new article authorizing the Directors to cancel shares not taken or agreed to be taken and to diminish the share capital accordingly. FOR ☐ AGAINST ☐ ABSTAIN ☐

15. **Constitutional Amendment** — To amend the Constitution to provide that two members present in person or by proxy constitute a quorum at a general meeting, or one member if the Company is a single-member company. FOR ☐ AGAINST ☐ ABSTAIN ☐

16. **Adoption of Amended Constitution Reflecting Resolutions 8–15** — Conditional on the passing of Resolutions 8–15, to adopt the Amended and Restated Constitution as the new Constitution of the Company, and to authorize the Directors to take all necessary actions to give effect to this resolution. FOR ☐ AGAINST ☐ ABSTAIN ☐

B. NON-VOTING ITEMS

1. To receive and consider the Company's Financial Statements for the year ended 31 December 2024 and the report of the Auditors on those Financial Statements.

Change of Address – Please print your new address below.

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Comments – Please print your comments below.

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C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below.

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Annual General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

CONTROL NUMBER

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Signature______________________ **Signature, if held jointly**______________________ **Date**__________**2025.**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.